FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2013
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2013 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 1, 2013

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors September sales at 50,427 nos.

Mumbai, October 1, 2013:Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in September 2013 were 50,427 vehicles. The company's domestic sales of Tata commercial and passenger vehicles for September 2013 were 45,998 nos.

Cumulative sales (including exports) for the company for the fiscal were 304,742 nos.

Commercial Vehicles

The company's sales of commercial vehicles in September 2013 in the domestic market were 33,119 nos., LCV sales were 24,304 nos., while M&HCV sales stood at 8,815 nos.

Cumulative sales of commercial vehicles in the domestic market for the fiscal were 209,972 nos. Cumulative LCV sales were 151,851 nos., while M&HCV sales stood at 58,121 units.

Passenger Vehicles

Sales of passenger vehicles for September 2013 were at 12,879 nos. Sales of the Nano/ Indica/ Indigo range in September 2013 were 9,766 nos. The Sumo/ Safari/ Aria/ Venture range sales were 3,113 nos.

Cumulative sales of passenger vehicles were 69,735 nos. Cumulative sales of the Nano/ Indica/ Indigo range were at 54,546 nos. Cumulative sales of the Sumo/Safari/ Aria/ Venture range were 15,189 nos.

Exports

The company's sales from exports were 4,429 nos. in September 2013. Cumulative sales from exports for the fiscal were 25,035 nos.

- Ends -

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.